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CIBT Signs LOI with KGIC Education Group

December 18, 2009 CNW: CIBT Education Group Inc. (NYSE Amex & TSXV symbol: MBA) is pleased to announce that it has entered into a Letter of Intent with KGIC Education Group (“KGIC”) of Vancouver, British Columbia to acquire all of the assets of KGIC.  The parties will conduct legal and accounting due diligence reviews while the formal purchase agreement is being prepared. The acquisition is slated for closing in early 2010.  Details of the transaction will be announced upon closing.

KGIC Education Group is one of the largest private English language training schools and business colleges in Canada with 7 campuses in Canada and KGIC training centers and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.  In 2008 and 2009, KGIC enrolled over 6,200 students and 6,400 respectively and generated nearly $15 million revenue per year.

“This is a strategic and pivotal move for CIBT and we look forward to completing this acquisition of KGIC as soon as feasible,” commented Toby Chu, Vice Chairman, President and CEO of CIBT Education Group Inc. “As CIBT’s subsidiary, Sprott-Shaw Community College, and KGIC are commonly viewed as two of the largest private education players in Canada, this transaction will likely be considered one of the most significant transactions in Canada in the private education sector.  More importantly, Sprott-Shaw Community College in Canada and CIBT School of Business in China have extensive presences in the post secondary sector both in Canada and abroad. The addition of KGIC to our member group of companies will most certainly increase our exposure to the global education market and further realize our corporate vision of exporting western education to emerging countries in Asia, and importing of international students to study in Canada. In addition to many business synergies, our combined student enrollment will exceed 13,000 and projected combined revenue in excess of $65 million will allow the post transaction entities to leverage on each other’s experience and expertise.  Furthermore, the combined economy of scale will allow us to achieve maximum efficiency at our various campus locations.”

“We at KGIC are looking forward to completing this transaction with CIBT Education Group,” commented Mr. Sung S Lim, President of KGIC Education Group. “We share the same vision with CIBT and Sprott-Shaw to becoming a leading education player in the global market place.  KGIC has a strong reputation and presence in the English training sectors while CIBT Group and its member companies are solidly entrenched in the post secondary education market both in Canada and abroad.  This transaction will allow our respective course offerings to be vertically integrated, thereby creating a bridging program for our international students to complete their English study at KGIC and further their studies with CIBT or Sprott-Shaw’s career or degree granting programs in Canada or abroad.  Such vertical integration will produce great benefits to our students and expand our global education network expansively. We are also looking forward to expanding KGIC English Centers to China where CIBT Group has a strong and long term presence”.

“We are excited to have the opportunity to work side-by-side with KGIC as both of our institutions have extensive experience in Canada’s private education sector,” commented Mr. Dean Duperron, President of Sprott-Shaw Community College, a subsidiary of CIBT Education Group.  “Upon completing this transaction, we will be able to share many components of our respective infrastructure, both domestic and abroad, including faculty experience, operations expertise, buying volume for marketing, and most importantly our combined recruitment channels in over 30 countries.  The economy of scale for our corporate expenditures will allow our combined organization to achieve our mutual goals while using fewer resources.”

About CIBT Education Group Inc:

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, New Zealand, the Netherlands, the Philippines, South Korea, the United Kingdom, the United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

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